HARMONY GOLD MINING COMPANY LIMITED
First Floor 4 The High Street	Suite No 1 Private Bag X1	T +27 11 684 0140
Melrose Arch Melrose North	Melrose Arch 2076	F +27 11 684 0188	NYSE and NASDAQ
2196 Johannesburg	Johannesburg South Africa	W www.harmony.co.za	trading symbol HMY

JSE trading symbol HAR
29 June 2007
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C.
2059-7410
BY EDGAR
FOR ATTENTION: JILL DAVIS, BRANCH CHIEF
Dear Sir,
REPLY TO REVIEW LETTER DATED 14 JUNE 2007
Reference is made to the Staff’s comment letter dated June 14, 2007 in respect of the Harmony Gold Mining Company Limited (the “Company”) Form 20-F for the year ended June 30, 2006. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:
Form 20- F for Fiscal Year Ended June 30, 2006
2 Accounting Policies, page F-7
(m) Property, Plant and Equipment, page F-11
Mining assets
1.	Please tell us and disclose your accounting policy for stripping costs when multiple pits exists with in a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are with in close proximity or adjacent to producing pits.

Response: The Company wishes to advise the Staff, consistent with its disclosures in its 2006 Annual Report on Form 20-F, that during fiscal 2006, only approximately 4.9% and 3.7% of its total gold production came from its surface operations in South Africa and Australia, respectively. Approximately 3% came of the Company’s total gold production came from the Company’s Kalgold single open pit gold mine near Mafikeng in the North West Province of South Africa. The Company’s remaining surface operations in South Africa (representing approximately 1.9% of its total gold production) include the recovery of gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand). The Company’s surface operations in Australia (representing only 3.7% of the Company’s total gold production) have an average life-of-mine of less than one year.

The issue of accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity or adjacent to producing pits has therefore only been applicable to the Company in certain limited circumstances in Australia, which does not materially impact the Company’s financial statements due to the short life-of-mine. However, in determining whether those costs would be capitalized as part of mine development costs, or expensed as part of stripping costs incurred during the production phase of a mine, the Company would perform an analysis to determine whether the newly created pit would constitute a “mine” in accordance with the response to the Staff’s second comment below. If the new pit is considered to be a separate “mine”, the costs would be capitalized as part of mine development costs prior to the extraction of more than a de minimis amount of saleable material from the new pit. Stripping costs incurred after the extraction of more than a de minimis amount of saleable material will be considered to be a variable production cost. If the new pit is not considered to be a separate “mine”, all stripping costs would be considered to be stripping costs incurred during the production phase of a mine in accordance with EITF 04-6.

2.	We note from your disclosure on page F-17 that you adopted EITF 04-6 on July 1, 2005. Please tell us how you define a “mine” for the purpose of determining the commencement of the production stage and also for the purpose of accounting for stripping costs.

Response: The Company acknowledges the Staff’s comment and wishes to advise the Staff on a supplemental basis that, for its surface gold mining operations, it generally considers workings of separate geological structures/mineral deposits to be separate “mines” for the purpose of determining the commencement of the production stage and also for the purpose of accounting for stripping costs. To determine whether separate workings of a common geological structure/mineral deposit are, in effect, related to a new “mine”, the Company will generally consider the following factors:
•	Whether separate and distinct areas of mining operations are contemplated by the mine development plans;

•	Whether the expenditures most appropriately could be characterized as being related to the enlargement of an existing mining operation, or the commencement of a new area of operations separate and distinct from the Company’s existing surface mines;

•	The extent to which expenditures for tangible property (such as new ore haul roads and the installation of new conveyor systems) will be required as part of the development; and

•	Whether the expenditures are required due to an obstacle present in the existing ore body such as a fissure or other geological abnormality.
The Company acknowledges that the analysis as to whether separate workings of a common geological structure/mineral deposit are, in effect, related to a new “mine”, requires judgement and will consider expanding its accounting policies and critical accounting policies in future filings to the extent that these judgements also represent material judgements. However, for the periods presented in the Company’s 2006 Annual Report on Form 20-F, the Company does not consider this to be a material judgement, due to the limited applicability in those years.

3.	Please tell us and disclose your accounting policy for costs incurred associated with upgrading or converting measured, indicated and inferred resources to probable reserves including drilling and analysis costs at locations that are either in production or development stage.

Response: The Company wishes to advise the Staff that costs incurred associated with upgrading indicated and inferred resources or converting measured and indicated resources to proven and probable reserves, including drilling and analysis costs at locations that are either in production or development stage, are expensed as incurred in accordance with the Company’s accounting policy relating to exploration costs, as described on page F-11 of its 2006 Annual Report on Form 20-F. The Company will clarify its policy in future filings.

4.	In addition, please clarify your accounting for drilling and study costs incurred beyond the boundaries of your inferred resources at properties that are either in the production or development stage.

Response: The Company wishes to advise the Staff that drilling and study costs incurred beyond the boundaries of our inferred resources at properties that are either in the production or development stage, and prior to the establishment of a final (bankable) feasibility study are expensed as incurred in accordance with the Company’s accounting policy relating to exploration costs, as described on page F-11 of its 2006 Annual Report on Form 20-F.
38 Geographical and Segment Information, F-56
5.	We note from your response to prior comment number eight that you have “reconciled the segment data (segment revenue, production costs, total assets and total liabilities) to [your] consolidated financial statements, with an aggregate reconciling adjustment.” We further note your proposal to provide quantitative disclosure of the reconciling adjustments, on a disaggregated basis, in the future filings. Please tell us how your current and/ or future segment disclosures complies with paragraph 32(b) of FAS 131, which also requires a reconciliation of the total of the reportable segments’ measures of profit or loss to the consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles.

Response: The Company acknowledges the Staff’s comment and wishes to advise the Staff on a supplemental basis of the following breakdowns of the reconciling items for Revenue, Production costs, Total assets and Total liabilities. The Company will revise its future filings to also incorporate these quantitative disclosures in addition to the discussion of differences already included in its geographical and segment information. The Company will also expand its disclosures to clarify that cash operating profit / (loss) (representing revenue less production costs which have both been separately reconciled), represents its reportable segments’ measure of profit or loss, which can then be reconciled to consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles as set out below.

	2006	2005	2004
	$’000	$’000	$’000
Revenue
Reversal of proportionate consolidation (a)	—	—	(54,097)
Other items	—	—	18,123

	—	—	(35,974)

	2006	2005	2004
	$’000	$’000	$’000
Production costs
Reversal of proportionate consolidation (a).	2,967	—	(35,963)
Depreciation and amortization expense (excluding depreciation on non-mining assets) (b)	159,433	145,325	136,729
Share-based compensation (b)	17,055	15,618	9,446
Corporate costs and decrease in rehabilitation costs (b)	18,735	16,155	(3,646)
Other items	2,757	(3,403)	22,415

	200,947	173,695	128,981

	2006	2005	2004
	$’000	$’000	$’000

Reconciliation of cash operating profit to consolidated loss before income taxes, equity income of joint venture, equity (loss)/income of associated companies, impairment of investment in associate and the cumulative effect of change in accounting principle:

Total segment revenue	1,263,333	1,265,200	1,276,313
Total segment production costs	(1,034,052)	(1,124,742)	(1,104,790)

Cash operating profit	229,281	140,458	171,523
Reversal of proportionate consolidation (a)	(2,967)	—	(18,134)
Depreciation and amortization expense (excluding depreciation on non-mining assets) (b)	(159,433)	(145,325)	(136,729)
Share-based compensation (b)	(17,055)	(15,618)	(9,446)
Corporate costs and decrease in rehabilitation costs (b)	(18,735)	(16,155)	3,646
Other items	(2,757)	3,403	(4,292)

	28,334	(33,237)	6,568
Depreciation and amortization expense on non-mining assets	(6,687)	(6,642)	(3,100)
Impairment of assets	(15,951)	(243,124)	(3,145)
Employment termination and restructuring costs	12,289	(73,215)	(31,668)
Care and maintenance cost of restructured shafts	(27,387)	(29,975)	—
Exploration expenditure	(16,803)	(11,676)	(15,810)
Marketing and new business expenditure	(9,171)	(15,310)	(12,533)
Post retirement benefits expense	(1,175)	(9,137)	—

Operating loss	(36,551)	(422,316)	(59,688)
Total other (expenses)/income	(107,577)	(219,044)	16,165

Loss before income taxes, equity income of joint venture, equity (loss)/income of associated companies, impairment of investment in associate and the cumulative effect of change in accounting principle	(144,128)	(641,360)	(43,523)

	2006	2005	2004
	$’000	$’000	$’000

Total assets
Reversal of proportionate consolidation (a)	(1,155)	—	—
Exploration costs (c)	(10,577)	(11,367)	(12,224)
Business combinations — goodwill (d)	14,605	15,696	16,804
Business combinations — acquisition date (e)	(284,274)	(305,509)	(327,070)
Business combinations — purchase price (f)	78,544	85,906	93,925
Impairment of assets (g)	(76,421)	(32,022)	(40,777)
Provision for environmental rehabilitation (h)	10,881	11,330	14,070
Deferred taxation (i)	(133,578)	(133,076)	71,132
Borrowings (j)	3,605	5,733	8,096
Transfer of ARM shares to ARM Trust (k)	61,358	18,858	—
Other items	32,381	9,386	(24,214)

	(304,632)	(335,065)	(200,257)

	2006	2005	2004
	$’000	$’000	$’000

Total liabilities
Reversal of proportionate consolidation (a)	(1,154)	—	—
Business combinations — purchase price (f)	56,033	61,556	67,479
Impairment of assets (g)	(19,499)	(10,977)	(11,435)
Provision for environmental rehabilitation (h)	(5,940)	(2,313)	2,110
Deferred taxation (i)	(133,578)	(133,076)	71,132
Borrowings (j)	28,294	40,432	53,863
Transfer of ARM shares to ARM Trust (k)	61,358	18,858	—
Other items	22,918	28,244	1,651

	8,432	2,724	184,800

a) Reversal of proportionate consolidation
For management reporting purposes, the Company accounts for its investments in joint ventures using the proportional consolidation method. Under U.S. GAAP, the equity method of accounting is applied in accounting for all incorporated joint ventures.
b) Difference in calculation of production costs
Production costs for management reporting purposes excludes depreciation and amortization of mining assets, share-based compensation, certain corporate costs and decrease in rehabilitation costs. Under U.S. GAAP, all these items would be included in production costs. The items appearing in the reconciliation of production costs in the table above includes the impact of the other differences between IFRS and U.S. GAAP, such as those relating to exploration costs, business combinations and provision for environmental rehabilitation, discussed further below.
c) Exploration costs
For management reporting purposes, certain exploration costs are capitalized. U.S. GAAP does not permit the capitalization of exploration and evaluation expenditure prior to the establishment of a bankable feasibility study.
d) Business combinations — goodwill
For management reporting purposes, prior to 2004, goodwill was amortized using the straight-line method over the estimated life of the underlying asset. Under U.S. GAAP, goodwill is not subject to amortization. Instead, the Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. From July 1, 2004, this treatment is in line with management’s reporting.
e) Business combinations — acquisition date
For management reporting purposes, the Free Gold Company results have been included from the date upon which the Company assumed joint operational control of the assets together with the seller. Under U.S. GAAP, the Company accounts for its interest in the Free Gold Company from the date that all the conditions precedent to the transaction were met, and the assets were no longer subject to joint operational control.
f) Business combinations — purchase price
For management reporting purposes, the purchase price of the initial investment in Free Gold was determined as the sum of a cash payment, the fair value of an interest free loan and the taxes payable on the transaction by the seller. Under U.S. GAAP, the purchase price was determined as the sum of a cash payment, the fair value of the interest free loan, the taxes payable on the transaction by the seller, offset by the cash flows generated by the joint venture during the period the assets were subject to joint operational control with the seller, as the cash flows generated during this period were for the account of the joint venture.
In addition, for management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under U.S. GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.
g) Impairment of assets
For management reporting purposes, impairment is assessed on discounted cash flows. If impairment is indicated, assets are written down to the higher of fair value less costs to sell and value in use based on discounted cash flows. Reversal of impairment losses is required in certain circumstances, except for goodwill. Under U.S. GAAP, impairment is assessed on undiscounted cash flows for assets to be held and used. If less than carrying amount, impairment loss is measured using market value or discounted cash flows. The reversal of previously recognized impairments is also not permitted.
h) Provision for environmental rehabilitation
(i) Revisions to the asset retirement obligation
For management reporting purposes, all changes in the carrying amount of the obligation are recognized in the income statement. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation and the associated capitalized retirement cost for U.S. GAAP.
In addition, the current discount rate is applied to measure the retirement obligation for management reporting purposes. Under U.S. GAAP any decreases in the asset retirement obligation as a result of downward revisions in cash flow estimates should be treated as a modification of an existing asset retirement obligation, and should be measured at the historical discount rate used to measure the initial asset retirement obligation.

(ii) Amortization of rehabilitation asset
The rehabilitation assets carrying value for management reporting purposes is different to that under U.S. GAAP, mainly as a result of the unique transition provisions under SFAS No. 143 and revisions to the asset retirement obligation described above, which results in a different amortization charge.
i) Classification of deferred taxation
For management reporting purposes, deferred tax assets and liabilities are classified net as non-current on the balance sheet. Under U.S. GAAP, deferred tax assets and liabilities are either classified as current or non-current, based on the classification of the related non-tax asset or liability for financial reporting purposes. Deferred tax assets not associated with an underlying asset or liability are classified based on the expected reversal period.
j) Borrowings
For management reporting purposes, the international unsecured fixed rate convertible bond totaling R1,700 million is split between a debt component and an equity component. Under U.S. GAAP the entire loan is classified as debt. In addition, for management reporting purposes, debt issuance cost is set off against debt. Under U.S. GAAP debt issuance cost is recorded as a deferred cost within accounts receivable.
k) Transfer of ARM shares to the ARM Trust
Although the transfer of the ARM shares to the ARM Trust was also not recognized for management reporting purposes, the Company ceased accounting for the increase in the fair value of ARM shares subsequent to the transfer of those shares to the ARM Trust. Under U.S. GAAP, the Company has continued to account for the investment as “available-for sale” with gains and losses arising from changes in the fair value of the shares excluded from earnings and included as a separate component of stockholders’ equity. In turn, under U.S. GAAP only, the Company recorded a derivative financial liability in respect of the increase in fair value of the shares and to reflect the fact that the upside on appreciation of the ARM shares now legally belongs to the intended beneficiaries of the ARM Trust, a third party.
*          *          *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. It understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours faithfully
N.V. Qangule
Chief Financial Officer
cc: Jennifer Goecken, Division of Corporation Finance